UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 30, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S,A,

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/MF): 02,421,421/0001-11

Corporate Registry (NIRE): 33,300,324,631

Ref,: Official Letter B3 690/2024-SLE

Subject: Request for clarification on atypical oscillation

Dear Sir/Madam,

TIM S.A. (“TIM” or “Company”) clarifies the following, in compliance with Official Letter B3 nº 690/2024-SLE ("Official Letter"), dated October 29, 2024, issued by the Superintendence of Listing and Company Monitoring ("SLE") of B3 – Brasil, Bolsa, Balcão ("B3"), transcribed below:

“In view of the latest fluctuations recorded with the securities issued by this company, the number of trades and the amount traded, as shown below, we have requested that you inform by 10/30/2024, if there is any fact that you are aware of that can justify them,

Shares ON
Prices (R$ per share)
Date	Opening	Min,	Max,	Avg,	Last	Oscil, %	Neg, No	Quantity	Volume (R$)
16/10/2024	17,27	17,08	17,67	17,53	17,65	2,14	23,073	11,428,000	200,370,001.00
17/10/2024	17,45	17,42	17,62	17,54	17,55	-0,57	12,028	4,234,000	74,256,149.00
18/10/2024	17,63	17,43	17,67	17,55	17,64	0,51	12,117	5,408,300	94,934,907.00
21/10/2024	17,63	17,39	17,74	17,53	17,41	-1,30	10,802	3,800,900	66,611,487.00
22/10/2024	17,18	17,08	17,29	17,18	17,21	-1,15	12,044	4,534,200	77,880,983.00
23/10/2024	17,04	17,01	17,25	17,20	17,23	0,12	9,048	4,398,600	75,667,526.00
24/10/2024	17,30	17,15	17,31	17,24	17,26	0,17	9,878	4,505,300	77,686,593.00
25/10/2024	17,20	16,95	17,31	17,12	16,95	-1,80	10,723	5,586,100	95,640,067.00
28/10/2024	17,18	16,95	17,36	17,20	17,19	1,42	9,738	5,723,400	98,435,938.00
29/10/2024*	17,35	16,37	17,51	16,69	16,41	-4,54	18,106	18,876,500	315,128,470.00

* Updated until 5:03 pm”

TIM informs that there are no relevant facts or acts that, in its understanding, could justify possible atypical fluctuations in the quotation, in the volume traded and in the number of transactions carried out with its shares, in addition to the information already disclosed to the market.

However, yesterday, it was possible to verify similar volume and price variations in other companies listed in Brazil and abroad, operating in our sector.

Without any further clarifications, we remain at your disposal to provide any additional information that may be required.

Rio de Janeiro, October 30th, 2024

TIM S.A.

Alberto Mario Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 30, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer